UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated May 4, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Managers’ Transactions, ten separate releases (Ihamuotila, Sauressig, Crain, Hook, Öistämö, Ahopelto, Erenbjerg, McNamara, Whittaker, Dannenfeld)

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Ihamuotila)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board Chair.

Person subject to the notification requirement

Name: Ihamuotila, Timo

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154870/4/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 15770 Unit price: N/A

Aggregated transactions

(1): Volume: 15770 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Saueressig)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Saueressig, Thomas

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154906/4/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 7278 Unit price: N/A

Aggregated transactions

(1): Volume: 7278 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Crain)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Crain, Elizabeth

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154895/5/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 7625 Unit price: N/A

Aggregated transactions

(1): Volume: 7625 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Hook)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Hook, Lisa

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154912/5/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 7278 Unit price: N/A

Aggregated transactions

(1): Volume: 7278 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Öistämö)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Öistämö, Kai

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154901/4/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 7451 Unit price: N/A

Aggregated transactions

(1): Volume: 7451 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Ahopelto)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Ahopelto, Timo

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154868/6/6

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 7278 Unit price: N/A

Aggregated transactions

(1): Volume: 7278 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Erenbjerg)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Erenbjerg, Pernille

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154909/5/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 7798 Unit price: N/A

Aggregated transactions

(1): Volume: 7798 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (McNamara)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: McNamara, Mike

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154898/4/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 7278 Unit price: N/A

Aggregated transactions

(1): Volume: 7278 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Whittaker)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board Chair.

Person subject to the notification requirement

Name: Whittaker, Meredith

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154910/4/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 6758 Unit price: N/A

Aggregated transactions

(1): Volume: 6758 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 4 May 2026	1 (1)

Nokia Corporation
Managers’ transactions
4 May 2026 at 19:00 EEST

Nokia Corporation - Managers' transactions (Dannenfeldt)

Transaction notification under Article 19 of EU Market Abuse Regulation.

On 9 April 2026, the Annual General Meeting of Nokia Corporation resolved that approximately 40% of the annual fee of the Board members be paid in Nokia shares. In accordance with this resolution, the following shares have been purchased for and on behalf of the Board member.

Person subject to the notification requirement

Name: Dannenfeldt, Thomas

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 154904/5/4

Transaction date: 2026-05-04

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE

Transaction details

(1): Volume: 7971 Unit price: N/A

Aggregated transactions

(1): Volume: 7971 Volume weighted average price: N/A

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026	Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal